UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
Annual report pursuant to Section 15(d) of the
X	Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

OR

Transition report pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the transition period from ____________ to___________

Commission File Number: 001 – 11130

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Lucent Technologies Inc.
Long Term Savings and Security Plan

600 Mountain Avenue
Murray Hill, NJ 07974

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALCATEL-LUCENT
3, Avenue Octave Gréard
75007 Paris, France

The total # of pages contained
in this Form 11-K filing is 27

Exhibit Index can be found on

Table of Contents

Lucent Technologies Inc. Long Term Savings and Security Plan Financial Statements as of December 31, 2009 and 2008, and for the year ended December 31, 2009	3

Signatures	25

Exhibit Index	26

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Lucent Technologies Inc.
Long Term Savings and Security Plan
December 31, 2009 and 2008 and Year Ended December 31, 2009
With Report of Independent Registered Public Accounting Firm

Lucent Technologies Inc.
Long Term Savings and Security Plan

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008 and Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Committee of the
     Lucent Technologies Inc. Long Term Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of Lucent Technologies Inc. Long Term Savings and Security Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
New York, NY
June 28, 2010

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statements of Net Assets Available for Benefits

	December 31

	2009	2008
	(In Thousands)
Assets
Investment in Master Trust, at fair value	$549,142	$538,133
Participant loans receivable	4,812	4,859

Total investments	553,954	542,992

Total assets	553,954	542,992

Net assets available for benefits, at fair value	553,954	542,992
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	23	11,061

Net assets available for benefits	$553,977	$554,053

The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009
(In Thousands)

Additions to net assets attributed to
Contributions
Employee contributions	$7,277
Company contributions, net of forfeitures	3,093
Plan’s share of Master Trust investment gain	47,448
Interest from participant loans	269

Total additions	58,087

Deductions from net assets attributed to
Distributions to participants	57,937
Administrative expenses	179

Total deductions	58,116

Net decrease before transfers	(29)

Transfer to Alcatel-Lucent Savings Plan	(47)

Net decrease	(76)

Net assets available for benefits
Beginning of year	554,053

End of year	$553,977

The accompanying notes are an integral part of these financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements

December 31, 2009

1. Plan Description

The following description of the Lucent Technologies Inc. Long Term Savings and Security Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established as of October 1, 1996 by Lucent Technologies Inc. (now known as Alcatel-Lucent USA Inc.) (the “Company”) to provide a convenient way for eligible nonmanagement employees, as described in the Plan, to save on a regular and long-term basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is an individual account plan that permits participants and beneficiaries to exercise control over the assets in their respective accounts. As such, the Plan is intended to meet the requirements of Section 404(c) of ERISA and the regulations promulgated thereunder. An eligible employee, as described in the Plan, enters the Plan by authorizing a payroll contribution and directing a contribution among the different investment funds of the Plan.

Master Trust

The Plan’s assets are held by Bank of New York Mellon (the “BNY Mellon”), as Trustee (the “Trustee”), in the Lucent Technologies Inc. Defined Contribution Plan Master Trust (the “Master Trust”).

Contributions

Employee contributions of 1% to 25% of eligible compensation may be authorized. An employee may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions. The Internal Revenue Code (the “Code”) limited the maximum amount of an employee’s contribution on a pre-tax basis to $16,500 in 2009. Employees who are age 50 or older on or before December 31 may be eligible to make pre-tax contributions beyond the Internal Revenue Service (the “IRS”) pre-tax limit. The catch-up contribution limit set by the IRS was $5,500 in 2009. Effective January 1, 2008, a participant who is eligible for and elects to make catch-up contributions may choose to reduce his or her compensation by a specified whole percentage not in excess of 75% (instead of the 25% limit applicable to participants who are not eligible for and who do not elect to make catch-up contributions). Also effective January 1, 2008, Company matching contributions are no longer

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

made with respect to “unmatched catch-up contributions,” i.e., catch-up contributions in excess of 6% of an eligible employee’s compensation, as defined in the Plan.

Employee contributions and Company contributions are invested in accordance with respective participant elections. All participant contributions and earnings thereon are immediately vested and are not subject to forfeiture. The Plan provides for 100% vesting of Company contributions for active employees upon completion of three years of service or upon the occurrence of certain prescribed events (i.e. death or disability), regardless of years of service.

After completion of six months of service, the Company contributes on behalf of each participating employee an amount equal to 66-2/3% of the lesser of the amount actually contributed or up to the first 6% of the participant’s eligible compensation, as defined in the Plan. Company contributions are not made with respect to supplementary employee contributions. Company contributions and related earnings in which a terminated participant is not vested are forfeited. These forfeitures can be used to reduce future Company contributions. At December 31, 2009 and 2008, forfeited amounts totaled approximately $34,000.

Effective January 1, 2008, the Plan was amended to permit the Company to designate one or more investment options as the Plan’s “qualified default investment alternative” within the meaning of Section 624 of the Pension Protection Act of 2006 and regulations issued thereunder. Thereafter, the Company designated a series of institutional funds offered by Fidelity Management Trust Company under the names Asset Allocation Fund-Income, Asset Allocation Fund-2010, Asset Allocation Fund-2020, Asset Allocation Fund-2030 and Asset Allocation Fund-2040 as the default investment options under the Plan.

Also effective January 1, 2008, no further contributions may be made into any of the Company stock funds and no fund exchanges into those funds is permitted. Any money invested in any of the Company stock funds may remain invested for up to two years. Effective December 31, 2010, the Company stock funds will be eliminated, and any remaining balance in the fund will be transferred to the Plan’s qualified default investment alternative.

Participant Loans

Participants may have one general loan and one home loan outstanding at a time. Loans are available to participants in an amount up to 50% of their vested account balance, from $1,000 to $50,000, subject to certain limitations as defined in the Plan. Upon default as described in the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may be subject to an additional 10% penalty tax on their taxable withdrawal if it occurs prior to age 59-1/2. The loans are collateralized by the

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

participant’s account balance and generally bear interest at the prime rate at the time the loan was originated. Interest rates on outstanding loans ranged from 3.25% to 9.5% at December 31, 2009 and 4% to 9.5% at December 31, 2008. Principal and interest are paid through payroll deductions, coupon remittances and electronic fund transfers.

Distributions

When a participant retires with a service pension from the Lucent Technologies Inc. Pension Plan or terminates employment because of disability, the entire vested amount in the participant’s account can be distributed in a single payment or in partial withdrawals as directed by the participant. All terminated participants may elect unlimited partial withdrawals of their vested account balance, subject to a minimum withdrawal of $300.

Inactive participants with vested account balances of $1,000 or less will have their account balances automatically distributed if they do not make affirmative distribution elections.

Inactive participants with vested account balances greater than $1,000 but less than or equal to $5,000 will have their account balances automatically rolled over into an Individual Retirement Account (IRA) to be established on their behalf if they do not make an affirmative distribution election.

If the participant does not request a distribution and the account balance exceeds $1,000, the participant’s account shall remain in the Plan and shall be distributed only (1) at the participant’s request, (2) when the participant attains age 70-1/2 through the payment of Minimum Required Distributions (“MRD”), as described in the Plan, or (3) upon the participant’s death, whichever is earliest.

In 2009, the Plan adopted the special rules for MRD under the Worker, Retiree and Employer Recovery Act of 2008. As a result, if a participant reaches his or her Required Distribution Date in 2009, the Plan will not automatically distribute a MRD for 2009. Such participant can, however, request that a lump sum payment or partial withdrawal of his or her account be made during 2009. With respect to a participant who reached his or her Required Distribution Date prior to January 1, 2009, and who has previously commenced payment under the installment payment option or for whom systematic withdrawals have previously commenced, the Plan will automatically distribute a MRD for 2009. Such participant may, however, request that no such payment or withdrawal be made for the 2009 plan year by notifying the recordkeeper.

When a participant dies, the entire amount in the participant’s account is allocated to the participant’s beneficiaries.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

Investment Contracts

As required by U.S. generally accepted accounting principles (“GAAP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Therefore, the Statements of Net Assets Available for Benefits adjust the fair value of the investment contracts from fair value to contract value.

Valuation of Investments

The Alcatel-Lucent Savings Plan and the Plan each have an interest in the assets of the Master Trust. The Trustee prices the assets in the investment manager portfolios, taking into account values supplied by a reputable pricing or quotation service or quotations furnished by one or more reputable sources, mutual fund administrators or other relevant information. See Note 6 for additional information.

New Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (“FASB”) released an accounting standard which requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and hedging activities are accounted for and (c) how derivative instruments and related hedging activities affect an entities’ financial position, financial performance and cash flows. The Plan adopted this guidance for the reporting period ended December 31, 2009, and such adoption did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In April 2009, the FASB released an accounting standard which provides additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. This release also provided

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements regarding fair value measurements. The Plan adopted this guidance for the reporting period ended December 31, 2009, and such adoption did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2009, the FASB issued an accounting standard which provides general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. The new standard was amended in February 2010 and the Plan has adopted it.

In September 2009, the FASB issued an accounting standard which allows entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance for the reporting period ended December 31, 2009, and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting this standard, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 6 for these disclosures. Adoption of this standard did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In January 2010, the FASB issued an accounting standard which clarifies certain existing fair value disclosures and requires a number of additional disclosures. The guidance in this new standard clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. The new standard also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, the new standard introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in the new standard becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of the new standard will have on the Plan’s financial statements.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Purchases and Sales of Investments

Purchases and sales of investments are recorded on a trade-date basis.

Plan’s Share of Master Trust

Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

The Plan’s reported investment gain from the Master Trust presented in the statement of changes in net assets available for benefits represents its interest in the Master Trust’s net investment gain, which consists of the Master Trust’s investment income and net appreciation or depreciation in fair value of investments. The Master Trust records dividend income on investments held as of the ex-dividend dates, interest income on the accrual basis and other gains or losses when incurred. The Master Trust’s net appreciation in fair value of investments consists of the net realized gains (losses) and the change in the unrealized appreciation (depreciation).

Transfers to/from Other Plans

The Plan presents in the statement of changes in net assets available for benefits the net amount of transfers to/from other plans.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Investments held by the Master Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Derivatives

Certain fund managers use derivative financial instruments including forward foreign currency contracts and futures contracts. Derivatives involve, to varying degrees, elements of credit and market risk such that potential maximum loss is in excess of the amounts recognized in the financial statements.

In a forward foreign currency contract, one currency is exchanged for another on an agreed-upon date at an agreed-upon exchange rate. Management permits the Master Trust’s investment advisors to use forward foreign exchange contracts to manage the currency risk inherent in owning securities denominated in foreign currencies and to enhance investment returns. Risks arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from fluctuations in the value of a foreign currency relative to the U.S. dollar or U.S. Treasury security. Most of the contracts have terms of ninety days or less and are settled in cash on settlement of the contract. The change in fair value of such contracts is recorded by the Master Trust as an unrealized gain or loss. When the contract is closed, the Master Trust records a realized gain or loss equal to the difference between the cost of the contract at the time it was opened and the value at the time it was closed. Both realized and unrealized gains/losses are included in net appreciation (depreciation) in fair value of investments in the investment income of the Master Trust.

The Master Trust held open forward foreign currency exchange contracts receivable and payable primarily in Canadian Dollars and Euros forward contracts, as of December 31, 2009 and in Mexican Pesos, British Pounds and Japanese Yen as of December 31, 2008. These amounts are classified as cash in the net assets of the Master Trust at December 31, 2009 and 2008. As of December 31, 2009 and 2008, the total fair value of forward contracts was $264,778 and $187,964, respectively.

Futures contracts are commitments to purchase or sell securities based on financial indices or at a specified price on a future date. These contracts are used to manage short-term asset allocation and the duration of the fixed income portfolio, to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as to manage the investment mix in the portfolio. Most of the contracts have terms of less than one year. The credit risk of futures contracts is limited because they are standardized contracts traded on organized exchanges and are subject to daily cash settlement of the net change in value of open contracts.

Fluctuations in unrealized gains or losses related to futures contracts are recorded daily until realized on closing. Both realized and unrealized gains or losses are included in net appreciation (depreciation) in fair value of investments in the investment income of the Master Trust. Outstanding futures contracts held by the Master Trust as of December 31, 2009 consist

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

primarily of U.S. and foreign stock index futures and U.S. Treasury Note futures. The fair value of futures contracts at December 31, 2009 and 2008 was $1,359,219 and ($1,269,549), respectively, and is classified primarily in government securities and synthetic guaranteed investment contracts in the net assets of the Master Trust.

3. Tax Status

The Plan received a determination letter from the IRS dated August 24, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan was amended (and amended and restated) thereafter from time to time to comply with changes in the law (including the Economic Growth and Tax Relief Reconciliation Act of 2001 or “EGTRRA”) and for other reasons. The Plan, as so amended and restated, received a subsequent favorable determination letter from the IRS dated December 3, 2009, and therefore, the related trust is exempt from taxation.

Once qualified, the Plan is required to be operated in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and therefore that the Plan remains qualified and that its related trust remains tax exempt.

4. Termination Priorities

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interests in such assets.

5. Plan Expenses

Plan participants pay investment manager and trustee fees and may share certain other administrative costs of the Plan with the Company. Investment manager and trustee fees are generally reflected in the calculation of each fund’s net asset value per unit.

6. Master Trust Investments

The Alcatel-Lucent Savings Plan and the Plan each had an interest in the assets of the Master Trust in 2009 and 2008, respectively. The Plan’s total interest in the Master Trust as of December 31, 2009 and 2008 was approximately 9% and 10%, respectively.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

6. Master Trust Investments (continued)

The following table presents the fair value of investments held in the Master Trust as of December 31, 2009 and 2008:

	2009	2008

	(In Thousands)
Investments
Cash	$91,908	$92,744
Government securities	254,849	231,628
Corporate bonds	187,179	141,001
Common stock	1,334,615	1,039,790
Common/collective trusts	1,787,007	1,648,000
Commingled funds	880,649	752,493
Registered investment companies (mutual funds)	238,226	167,751
Synthetic guaranteed investment contracts	1,542,539	1,531,629
Cash collateral fund	378,435	319,847

Total investments	6,695,407	5,924,883
Collateral held for loaned securities	(380,243)	(332,123)

	6,315,164	5,592,760
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	145	68,107

	$6,315,309	$5,660,867

The following table presents the investment income for the Master Trust for the year ended December 31, 2009:

(In Thousands)

Net appreciation (depreciation) in fair value of investments
Common stock	$280,121
Common/collective trusts	264,439
Commingled funds	160,691
Registered investment companies (mutual funds)	62,761
Cash collateral fund	10,468
Other	1,298

779,778
Investment income
Interest	62,490
Dividends	25,454

Net investment income	$867,722

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

6. Master Trust Investments (continued)

The Master Trust participates in securities lending programs with BNY Mellon, formerly Mellon Bank N.A., an affiliate of the Master Trustee.

The securities lending agreement requires that the Master Trust receive cash, letters of credit or U.S. Treasury securities as collateral for securities on loan, equaling 102% of the fair value of domestic securities and 105% of the total fair value of non-U.S. securities on loan. As of December 31, 2009 and 2008, the fair value of the securities on loan was $373.8 million and $324.0 million, respectively, which were comprised primarily of US Treasury and other governmental securities and equity securities. As of December 31, 2009 and 2008, the value of the associated collateral received was $383.4 million and $332.2 million, respectively, of which $380.2 million and $332.1 million, respectively, was received in cash and subsequently invested in a cash collateral fund. This fund invests primarily in repurchase agreements, asset-backed securities and corporate bonds. The remaining collateral at December 31, 2009 and 2008 of $3.2 million and $78,473, respectively, was received in the form of letters of credit and U.S. Treasuries, which the Master Trust cannot sell or repledge and accordingly are not reflected in the Master Trust’s net assets. The investments purchased with the cash collateral are included in the cash collateral fund in the net assets of the Master Trust and amounted to $378.4 million and $319.8 million at December 31, 2009 and 2008, respectively.

The Master Trust bears the risk of loss with respect to the investment of the collateral. BNY Mellon has agreed to indemnify the Master Trust in the case of default of any borrower.

The following table presents individual investments that represent 5% or more of the fair value of the net assets held by the Master Trust as of December 31, 2009 and 2008:

	2009	2008

	(In Thousands)

BGI Equity Index Fund	$1,203,553	$962,304
BGI Money Market Fund	527,635	615,242
Cash collateral fund	378,435	319,847

Synthetic Guaranteed Investment Contracts

The Master Trust holds investments in synthetic guaranteed investment contracts (“synthetic GICs”) as part of the Stable Value Fund. These investment contracts are presented at fair value in the table of the investments held in the Master Trust and in the Statements of Net Assets Available for Benefits. However, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

6. Master Trust Investments (continued)

benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract values of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contract. The assets underlying the synthetic GICs were primarily comprised of US government securities and corporate debt instruments.

The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provide for a variable crediting rate that resets quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

Certain events limit the ability of the Master Trust to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan Sponsor or other Plan Sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator believes that the probability of occurrence of any such event, which would limit the Master Trust’s ability to transact at contract value with participants, is remote.

The synthetic GICs do not permit the wrap issuers to terminate the agreement prior to the scheduled maturity date.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

6. Master Trust Investments (continued)

The average yield of the synthetic GICs based on actual earnings was approximately 2.46% and 4.53% at December 31, 2009 and 2008, respectively. The average yield of the GICs based on interest rate credited to participants was approximately 2.23% and 4.37% at December 31, 2009 and 2008, respectively.

Fair Value Measurements

GAAP establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Government securities and Corporate bonds

A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified within level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within level 2 of the valuation hierarchy.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

6. Master Trust Investments (continued)

Common stocks

Common stocks listed on a national stock exchange or a listed market such as the NASDAQ National Market System are valued at the closing price and are classified within level 1 of the valuation hierarchy.

Common/collective trusts and Commingled funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is an input other than a quoted price that is observable. Therefore, these investments are classified within level 2 of the valuation hierarchy. There are currently no redemption restrictions on the common/collective trusts.

Registered investment companies (mutual funds)

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Synthetic guaranteed investment contracts

The fair value of the synthetic guaranteed investment contracts is based on the underlying investments. The underlying investments are primarily fixed income securities and are classified within level 1 and 2 of the valuation hierarchy. The related wrapper contracts are classified within level 3 of the valuation hierarchy.

Cash collateral fund

The cash collateral fund invests cash received as collateral for securities that are loaned through the Master Trust’s securities lending program with BNY Mellon. The NAV of the fund is based on the value of its underlying assets, minus its liabilities, and then divided by the number of shares outstanding. The NAV is an input other than a quoted price that is observable, and therefore this investment is classified within level 2 of the valuation hierarchy.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

6. Master Trust Investments (continued)

The following tables set forth by level within the fair value hierarchy the Master Trust investment assets at fair value, as of December 31, 2009 and 2008. As required by GAAP, assets are classified in their entirety based upon the lowest level of input that is significant to the fair value measurement.

Investment assets at fair value as of December 31, 2009

(In Thousands)

	Level 1	Level 2	Level 3	Total

Cash	$91,908	$—	$—	$91,908
Government securities	81,709	173,140	—	254,849
Corporate bonds	1,696	185,483	—	187,179
Common stock - US
Technology	203,369	—	—	203,369
Financial services	133,134	—	—	133,134
Energy	102,089	—	—	102,089
Healthcare	75,149	—	—	75,149
Capital goods	58,301	—	—	58,301
Consumer services	58,241	—	—	58,241
Other	293,135	—	—	293,135
Common stock - Non-US	411,197	—	—	411,197
Common/collective trusts
BGI Equity Index Fund	—	1,203,553	—	1,203,553
BGI Money Market Fund	—	527,636	—	527,636
US Government Short Term Investment Fund	—	55,818	—	55,818
Commingled funds	—	880,649	—	880,649
Registered investment companies (mutual funds)	238,226	—	—	238,226
Synthetic guaranteed investment contracts
Corporate bonds	—	513,624	—	513,624
Government securities	408,678	—	—	408,678
Mortgage-backed securities	—	314,576	—	314,576
Other	—	302,265	3,396	305,661
Cash collateral fund	—	378,435	—	378,435

Total assets at fair value	$2,156,832	$4,535,179	$3,396	$6,695,407

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

6. Master Trust Investments (continued)

Investment assets at fair value as of December 31, 2008
(In Thousands)

	Level 1	Level 2	Level 3	Total

Cash	$92,744	$—	$—	$92,744
Government securities	27,569	204,059	—	231,628
Corporate bonds	1,357	139,644	—	141,001
Common stock	1,039,790	—	—	1,039,790
Common/collective trusts	—	1,648,000	—	1,648,000
Commingled funds	—	752,493	—	752,493
Registered investment companies (mutual funds)	167,751	—	—	167,751
Synthetic guaranteed investment contracts	—	1,528,889	2,740	1,531,629
Cash collateral fund	—	319,847	—	319,847

Total assets at fair value	$1,329,211	$4,592,932	$2,740	$5,924,883

In addition, the Plan has participant loans of $4,812,000 and $4,859,000 as of December 31, 2009 and 2008, respectively, which are classified within level 3 of the valuation hierarchy. Participant loans are valued at cost which approximates fair value.

The table below sets forth a summary of changes in the fair value of the level 3 investment assets held by the Plan and the Master Trust for the year ended December 31, 2009.

Level 3 Investment assets at fair value as of December 31, 2009
(In Thousands)

	Synthetic guaranteed investment contracts	Participant loans	Total

Balance, beginning of year	$2,740	$4,859	$7,599
Realized gains/(losses)	—	—	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—	—	—
Purchases, settlements and dispositions	656	(47)	609
Transfers in and/or out of level 3	—	—	—

Balance, end of year	$3,396	$4,812	$8,208

Lucent Technologies Inc.
Long Term Savings and Security Plan

Notes to Financial Statements (continued)

7. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Master Trust invests in American Depositary Shares of Alcatel-Lucent, the Company’s parent. As of December 31, 2009 and 2008, such holdings totaled approximately $52 million and $38 million, respectively. The Company is the Plan Sponsor and, therefore, these transactions qualify as party-in-interest transactions.

8. Reconciliation of Financial Statements to 5500

Synthetic GICs are reported at fair value for Form 5500 purposes. For financial statement purposes, such items are recorded at fair value and adjusted to contract value. Such differing treatments result in a reconciling item between the net assets available for benefits recorded on the Form 5500 and the net assets available for benefits included in the accompanying financial statements. As a result, the net assets available for benefits reported in the accompanying financial statements exceeded such amounts reported in the Form 5500 by $23,000 and $11,061,000, as of December 31, 2009 and 2008, respectively.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Name of Issuer and Title of Issue	Description	Cost	Fair Value

Participant loans receivable*	Interest rates range
	from 3.25%-9.5%	$—	$4,812,000

* Party-in-interest

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lucent Technologies Inc.
Long Term Savings and Security Plan

Date:	June 28, 2010	By:	/s/ Cassandra H. Lammers

Cassandra H. Lammers
Plan Administrator

Exhibit Index

Exhibit Number

23	Consent of Independent Registered Public Accounting Firm